                                                                       EXHIBIT 2

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005 AND 2004

                                   (UNAUDITED)

[PRICEWATERHOUSECOOPER LOGO]

                                                 PRICEWATERHOUSECOOPER LLP
                                                 CHARTERED ACCOUNTANTS
                                                 One Lombard Place, Suite 2300
                                                 Winnipeg, Manitoba
                                                 Canada R3B 0X6
                                                 Telephone +1 (204) 926 2400
                                                 Facsimile +1 (204) 944 1020

July 13, 2005

TO THE AUDIT COMMITTEE OF CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as of May 31, 2005 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine months period then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPER LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is separate and independent legal entity.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                       FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                       --------------------------    -------------------------
                                                                       MAY 31,                       MAY 31,
                                                                        2004                          2004
                                                        MAY 31,        REVISED          MAY 31,      REVISED
                                                         2005          (NOTE 1)          2005        (NOTE 1)
Revenue                                                  809,722          783,941       2,371,005    2,246,410
Operating expenses                                       428,302          413,285       1,206,468    1,157,490
Selling, general and administrative expenses             183,806          168,289         528,622      492,659
                                                       ---------    -------------    ------------  -----------
                                                         197,614          202,367         635,915      596,261
Amortization of intangibles                                4,988            4,552          14,885       13,640
Amortization of property, plant and equipment             23,623           24,088          68,628       69,786
Other amortization                                         1,291            1,281           3,788        3,670
                                                       ---------    -------------    ------------  -----------
Operating income                                         167,712          172,446         548,614      509,165
Interest expense                                         (59,003)         (85,341)       (193,337)    (258,843)
Interest income                                              725              291           2,210        6,242
Amortization of deferred financing costs                  (3,093)          (2,043)         (8,414)      (6,060)
Interest rate and foreign currency swap gains
  (losses)                                               (12,584)           7,004         (79,790)      (9,099)
Foreign exchange gains (losses)                            4,263           (1,360)         28,706        3,766
Investment gains, losses and write-downs (note
  6)                                                         285              354             231       (2,460)
Loss on debt extinguishment (note 5)                           -                -         (43,992)           -
Dividend income                                                -            2,323               -        3,738
                                                       ---------    -------------    ------------  -----------
                                                          98,305           93,674         254,228      246,449
Provision for income taxes (note 4)                       18,127           19,290          54,186       47,186
                                                       ---------    -------------    ------------  -----------
Earnings before the following                             80,178           74,384         200,042      199,263
Minority interests                                       (22,251)         (16,691)        (78,626)     (62,290)
Interest in earnings (loss) of equity accounted
 affiliates                                                  504             (207)          1,551         (556)
Realized currency translation adjustments                    392           (5,011)           (456)      (1,885)
                                                       ---------    -------------    ------------  -----------
NET EARNINGS FROM CONTINUING OPERATIONS                   58,823           52,475         122,511      134,532
Earnings (loss) from discontinued operations
  (note 7)                                                (6,105)           1,862          (6,182)    (209,976)
                                                       ---------    -------------    ------------  -----------
NET EARNINGS (LOSS) FOR THE PERIOD                        52,718           54,337         116,329      (75,444)
                                                       =========    =============    ============  ===========

EARNINGS PER SHARE FROM CONTINUING OPERATIONS:
    BASIC                                              $    0.33    $        0.30    $       0.69  $      0.76
    DILUTED                                            $    0.33    $        0.30    $       0.69  $      0.76
EARNINGS (LOSS) PER SHARE:
    BASIC                                              $    0.30    $        0.31    $       0.66  $     (0.43)
    DILUTED                                            $    0.30    $        0.31    $       0.65  $     (0.43)

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                                      AS AT
                                                                                   AS AT            AUGUST 31,
                                                                                  MAY 31,             2004
                                                                                   2005          REVISED (NOTE 1)
ASSETS
CURRENT ASSETS
Cash                                                                                 77,475               97,271
Accounts receivable                                                                 571,857              488,418
Inventory                                                                            12,480               13,449
Investment in film and television programs                                          232,145              194,099
Future income taxes                                                                   5,793                6,166
Other assets                                                                         24,138               22,574
Assets of discontinued operations (note 7)                                           52,496               89,094
                                                                                -----------      ---------------
                                                                                    976,384              911,071
Other investments                                                                    23,119               26,830
Investment in film and television programs                                           27,184               35,157
Property, plant and equipment                                                       697,015              708,311
Future income taxes                                                                  13,176                5,580
Other assets                                                                        214,018              144,141
Intangible assets                                                                 1,175,593            1,182,145
Goodwill                                                                          2,477,693            2,465,248
Assets of discontinued operations (note 7)                                            1,587               38,376
                                                                                -----------      ---------------
                                                                                  5,605,769            5,516,859
                                                                                ===========      ===============
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                                    138,129              158,461
Accrued liabilities (note 3)                                                        262,356              240,502
Income taxes payable                                                                 36,710               27,419
Film and television program accounts payable                                         95,624               65,270
Deferred revenue                                                                     40,439               34,218
Future income taxes                                                                   6,072                6,072
Current portion of long term debt                                                    22,285               33,204
Liabilities of discontinued operations (note 7)                                      18,962               69,716
                                                                                -----------      ---------------
                                                                                    620,577              634,862
Long term debt and related foreign currency swap liability (note 5)               3,145,836            3,201,051
Interest rate and foreign currency swap liability                                   137,363              120,341
Other accrued liabilities                                                           150,287              164,449
Future income taxes                                                                 135,598              139,280
Minority interests                                                                  112,755               77,456
                                                                                -----------      ---------------
                                                                                  4,302,416            4,337,439
                                                                                -----------      ---------------
Contingencies (note 12)

SHAREHOLDERS' EQUITY
Capital stock                                                                       849,330              848,628
Contributed surplus                                                                   7,420                4,612
Retained earnings                                                                   456,330              340,001
Cumulative foreign currency translation adjustments                                  (9,727)             (13,821)
                                                                                -----------      ---------------
                                                                                  1,303,353            1,179,420
                                                                                -----------      ---------------
                                                                                  5,605,769            5,516,859
                                                                                ===========      ===============

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                      FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                                                      --------------------------           -------------------------
                                                                      MAY 31,                              MAY 31,
                                                                       2004                                 2004
                                                       MAY 31,        REVISED               MAY 31,        REVISED
                                                        2005          (NOTE 1)               2005          (NOTE 1)
Retained earnings - beginning of period,
  as revised                                            403,612          223,698            340,001          353,479

Net earnings (loss) for the period                       52,718           54,337            116,329          (75,444)
                                                      ---------          -------           --------          -------

Retained earnings - end of period                       456,330          278,035            456,330          278,035
                                                      =========          =======           ========          =======

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                            FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                                            --------------------------         -------------------------
                                                                              MAY 31,                            MAY 31,
                                                                               2004                               2004
                                                             MAY 31,          REVISED           MAY 31,         REVISED
                                                              2005            (NOTE 1)           2005           (NOTE 1)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings from continuing operations for the
  period                                                       58,823           52,475           122,511         134,532
Items not affecting cash
  Amortization                                                 32,995           31,964            95,715          93,156
  Non-cash interest expense                                     2,710           25,059            29,233          71,593
  Future income taxes                                           4,711            6,791           (12,655)          6,857
  Realized currency translation adjustments                      (392)           5,011               456           1,885
  Interest rate and foreign currency swap losses (gains)
    net of settlements                                          7,597           (7,004)           24,919           9,099
  Loss on debt extinguishment                                       -                -            43,992               -
  Investment gains, losses and write-downs                       (285)            (354)             (231)          2,460
  Amortization and write-down of film and television
     programs                                                   1,546            3,875             6,856           5,074
  Pension expense                                               3,646            3,241             9,613           7,736
  Minority interests                                           22,251           16,691            78,626          62,290
  Other                                                         1,038            1,191            (1,409)         (3,182)
Investment in film and television programs                          -                -            (4,178)        (14,077)
                                                            ---------         --------         ---------       ---------
                                                              134,640          138,940           393,448         377,423
Changes in non-cash operating accounts                        (61,692)         (86,937)         (126,699)       (167,825)
                                                            ---------         --------         ---------       ---------
Cash flows from operating activities of continuing
  operations                                                   72,948           52,003           266,749         209,598
Cash flows from operating activities of discontinued
  operations                                                   10,350           23,959            34,806          13,733
                                                            ---------         --------         ---------       ---------
Cash flows from operating activities                           83,298           75,962           301,555         223,331
                                                            ---------         --------         ---------       ---------
INVESTING ACTIVITIES
Other investments                                                 134              (42)              426            (168)
Investment in broadcast licences                                 (722)               -            (2,265)         (5,813)
Acquisition (note 2)                                                -                -           (12,493)              -
Proceeds from sales of other investments                            -                -             2,171             168
Proceeds from sale of property, plant and
  equipment                                                         -                -             3,383           7,426
Purchase of property, plant and equipment                     (16,964)         (15,970)          (56,101)        (45,776)
                                                            ---------         --------         ---------       ---------
                                                              (17,552)         (16,012)          (64,879)        (44,163)
                                                            ---------         --------         ---------       ---------
FINANCING ACTIVITIES
Issuance of long term debt                                          -                -           161,321               -
Repayment of long term debt                                   (25,880)         (16,248)         (290,549)        (74,843)
Advances (repayments) of revolving facilities                 (82,953)         (49,000)           (4,947)        (50,656)
Swap recouponing (payments) receipts                            2,190                -           (60,359)        (27,957)
Issuance of share capital                                         143                -               702           1,789
Issuance of share capital of TEN Group                              -            1,353             5,317          14,310
Payment of dividends to minority interests                     (2,517)               -           (50,274)        (60,446)
Financing activities of discontinued operations                     -          (21,548)          (18,354)        (48,908)
                                                            ---------         --------         ---------       ---------
                                                             (109,017)         (85,443)         (257,143)       (246,711)
                                                            ---------         --------         ---------       ---------
Foreign exchange gain on cash denominated in
  foreign currencies                                             (271)            (326)              671           2,349
                                                            ---------         --------         ---------       ---------
NET CHANGE IN CASH                                            (43,542)         (25,819)          (19,796)        (65,194)
CASH - BEGINNING OF PERIOD                                    121,017           99,828            97,271         139,203
                                                            ---------         --------         ---------       ---------
CASH - END OF PERIOD                                           77,475           74,009            77,475          74,009
                                                            =========         ========         =========       =========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005 AND 2004
                                   (UNAUDITED)

          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's RadioWorks operation. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations.

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

      CHANGES IN ACCOUNTING POLICIES

      REPORTING CIRCULATION REVENUE ON A GROSS BASIS

      During the year ended August 31, 2004, the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Accordingly, circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $11.7 million and $34.7 million for the three and nine months ended May 31, 2004 respectively. There was no impact on net earnings.

      CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      Effective September 1, 2004, the Company has adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15 the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at May 31, 2005, the Company holds a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests.

      In addition, as a result of the adoption of AcG-15 the Company determined that an immaterial entity should not be consolidated in its results, and accordingly the results of the entity have been excluded from the consolidation on a retroactive basis. The effect of consolidating TEN Group and excluding the subsidiary from the consolidation on the consolidated balance sheets for the year ended August 31, 2004 is presented below.

      PROPOSED ACCOUNTING POLICIES

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada has concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

CONSOLIDATED BALANCE SHEETS

      The following is a reconciliation of the Company's consolidated balance sheets reflecting the impact of the adoption of AcG-15.

     AS AT AUGUST 31, 2004

                                                                     EFFECT OF THE
                                               AS PREVIOUSLY       ADOPTION OF ACG-15
                                                  REPORTED                 (1)               AS REVISED
ASSETS
CURRENT ASSETS
Cash                                               81,092                  16,179                97,271
Accounts receivable                               361,978                 126,440               488,418
Distributions receivable from TEN Group            36,567                 (36,567)                    -
Inventory                                          13,449                       -                13,449
Investment in film and television
  programs                                         71,601                 122,498               194,099
Future income taxes                                 6,166                       -                 6,166
Other assets                                       18,853                   3,721                22,574
Assets of discontinued operations                  89,094                       -                89,094
                                                ---------                 -------             ---------
                                                  678,800                 232,271               911,071
Investment in TEN Group                            39,929                 (39,929)                    -
Other investments                                  17,393                   9,437                26,830
Investment in film and television
  programs                                         33,467                   1,690                35,157
Property, plant and equipment                     631,720                  76,591               708,311
Future income taxes                                     -                   5,580                 5,580
Other assets                                      140,211                   3,930               144,141
Intangible assets                                 928,787                 253,358             1,182,145
Goodwill                                        2,373,442                  91,806             2,465,248
Assets of discontinued operations                  38,376                       -                38,376
                                                ---------                 -------             ---------
                                                4,882,125                 634,734             5,516,859
                                                =========                 =======             =========

LIABILITIES
CURRENT LIABILITIES
Accounts payable                                   67,233                  91,228               158,461
Accrued liabilities                               199,143                  41,359               240,502
Income taxes payable                               17,697                   9,722                27,419
Film and television program accounts
  payable                                          27,966                  37,304                65,270
Deferred revenue                                   31,959                   2,259                34,218
Future income taxes                                 6,072                       -                 6,072
Current portion of long term debt                  31,712                   1,492                33,204
Liabilities of discontinued operations             69,716                       -                69,716
                                                ---------                 -------             ---------
                                                  451,498                 183,364               634,862
Long term debt and related foreign
  currency swap liability                       2,840,591                 360,460             3,201,051
Interest rate and foreign currency swap
  liability                                       120,341                       -               120,341
Other accrued liabilities                         131,360                  33,089               164,449
Future income taxes                               140,460                  (1,180)              139,280
Minority interests                                 16,142                  61,314                77,456
                                                ---------                 -------             ---------
                                                3,700,392                 637,047             4,337,439
                                                ---------                 -------             ---------

SHAREHOLDERS' EQUITY
Capital stock                                     848,628                       -               848,628
Contributed surplus                                 4,612                       -                 4,612
Retained earnings                                 342,314                  (2,313)              340,001
Cumulative foreign currency translation
  adjustments                                     (13,821)                      -               (13,821)
                                                ---------                 -------             ---------
                                                1,181,733                  (2,313)            1,179,420
                                                ---------                 -------             ---------
                                                4,882,125                 634,734             5,516,859
                                                =========                 =======             =========

(1) The exclusion of the entity from the consolidation had the following effect on the consolidated balance sheet as at August 31, 2004: decreased cash by $444, decreased accounts receivable by $11, decreased other investments by $5,367, decreased other assets by $10, decreased accounts payable by $2,339, decreased future tax liability by $1,180 and decreased retained earnings by $2,313. The remainder of the effect was the result of consolidating TEN Group.

The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

                                 AS AT AUGUST 31, 2004
                                ----------------------
                                CURRENT      LONG TERM
Broadcast rights                122,003        1,690
Other                               495            -
                                -------        -----
                                122,498        1,690
                                =======        =====

PROPERTY, PLANT AND EQUIPMENT

                                             AS AT AUGUST 31, 2004
                                      -----------------------------------
                                                ACCUMULATED
                                        COST    AMORTIZATION       NET
Land                                    4,834              -        4,834
Buildings                               9,065         (2,105)       6,960
Leasehold improvements                  4,931           (935)       3,996
Plant and equipment                   173,074       (114,057)      59,017
Plant and equipment under lease         6,351         (4,567)       1,784
                                      -------       --------    ---------
                                      198,255       (121,664)      76,591
                                      =======       ========    =========

INTANGIBLE ASSETS

                                             AS AT AUGUST 31, 2004
                                      -----------------------------------
                                                ACCUMULATED
                                        COST    AMORTIZATION       NET
Finite Life:
  Site licences                        27,485          2,445       25,040
Indefinite Life:
  Broadcast licences                  228,318              -      228,318
                                      -------          -----      -------
                                      255,803          2,445      253,358
                                      =======          =====      =======

Site licences represent outdoor site leases. These licences are amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

GOODWILL

As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment, and $38 million relates to the Australia Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

                                                          AS AT AUGUST 31,
LONG TERM DEBT                                                  2004
Unsecured Bank Loan (1)                                        163,048
Senior unsecured notes (2)                                     164,585
Other                                                            3,169
                                                               -------
                                                               330,802
Effect of foreign currency swap                                 31,150
                                                               -------
Total long term debt                                           361,952
Less portion due within one year                                 1,492
                                                               -------
Long term portion                                              360,460
                                                               =======

(1) Credit facility provides for a maximum of $652 million (A$700 million) in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

(2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

COMMITMENTS

As at August 31, 2004 the TEN Group had the following commitments:

YEAR ENDED AUGUST 31,         2005         2006         2007         2008          2009    THEREAFTER
Capital expenditures          2,735          464            -            -             -           -
Program expenditures         57,773       28,391       40,205       16,528         6,947           -
Leases                       35,254       28,649       22,341       15,174         7,042      39,108
                             ------       ------       ------       ------        ------      ------
Total                        95,762       57,504       62,546       31,702        13,989      39,108
                             ======       ======       ======       ======        ======      ======

2. ACQUISITIONS

   In September 2004, TEN Group acquired the remaining 50% interest in Eye Shop not already owned for cash consideration of $12.5 million (A$13.4 million). The company's principal activity is the sale of advertising space in shopping centres. A summary of the fair value of assets acquired follows:

Current assets                                             4,059
Property, plant and equipment                              5,071
Goodwill                                                   8,152
                                                          ------
Total assets                                              17,282
                                                          ------
Current liabilities                                        1,223
                                                          ------
Total liabilities                                          1,223
                                                          ------
                                                          16,059
                                                          ======

Consideration:
Cash                                                      12,493
Carrying value of Eye Shop at date of acquisition          3,566
                                                          ------
                                                          16,059
                                                          ======

This purchase equation is preliminary and may be adjusted.

3.    RESTRUCTURING ACCRUALS

      For the nine months ended May 31, 2005, expenditures charged to the restructuring accruals were $2.7 million. The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                                         LEASE/
                                                        CONTRACT
                                       SEVERANCE       TERMINATION       INTEGRATION        OTHER        TOTAL
Balance August 31, 2004                  5,018             159               250             999         6,426
Expenditures                            (2,603)           (143)                -               -        (2,746)
                                        ------            ----               ---             ---        ------
Balance May 31, 2005                     2,415              16               250             999         3,680
                                        ======            ====               ===             ===        ======

4.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                       FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                       --------------------------      -------------------------
                                                                         MAY 31,                        MAY 31,
                                                                          2004                           2004
                                                          MAY 31,        REVISED        MAY 31,         REVISED
                                                           2005         (NOTE 1)         2005          (NOTE 1)
Income taxes at combined Canadian statutory
    rate of 35.20% (2004 - 35.59%)                          34,603        33,338           89,488         87,711
Non-taxable portion of capital (gains) and losses              861             -           2,461               -
Effect of valuation allowance on future tax
  assets                                                         -             -           1,527           4,013
Effect of foreign income tax rates differing
  from Canadian income tax rates                            (1,632)      (10,112)        (13,089)        (34,036)
Tax costs of exchange note offer                                 -             -           5,697               -
Change in expected future tax rates                              -             -          (4,338)              -
Large corporations tax                                         701           800           2,141           2,400
Effect of change in tax rates                                    -             -               -           4,246
Effect of resolved uncertain tax positions and
  tax disputes                                                   -             -          (4,899)         (7,000)
Non-deductible expenses and withholding taxes                  354         1,221           1,692           4,810
Prior period temporary differences not
  previously tax effected                                        -             -          (6,989)(1)           -
Utilization of loss carry forwards not
  previously tax effected                                        -        (4,942)                        (12,328)
Change in Australian tax consolidation
  legislation                                              (17,710)            -         (17,710)              -
Other                                                          950        (1,015)         (1,795)         (2,630)
                                                           -------        ------         -------         -------
Provision for income taxes                                  18,127        19,290          54,186          47,186
                                                           =======        ======         =======         =======

(1)The provision for income taxes for the nine months ended May 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments have been included in the current year's earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the nine months ended May 31, 2005, by $0.04 per share.

5.    LONG TERM DEBT

                                                                             AS AT
                                                           AS AT           AUGUST 31,
                                                          MAY 31,             2004
                                                           2005         Revised (note 1)
Senior Secured Credit facility                             537,548          665,011
Senior unsecured notes                                     251,040          263,340
Senior subordinated notes                                  581,023          608,373
Senior subordinated notes - exchange offer (1)             989,086                -
Bank loan Australian $170,000 (Aug. 31, 2004
  -Australian $ 175,000)                                   161,313          163,048
Senior unsecured notes US$125,000 (Aug. 31, 2004 -
  US$125,000)                                              156,376          164,585
Term and demand loan (Euro)8,818 (Aug. 31, 2004 -
  (Euro)13,678)                                             13,623           21,943
Term bank loan NZ$198,000 (Aug. 31, 2004 - NZ$
200,000)                                                   174,933          173,120
Junior subordinated notes (1)                                    -          881,116
Other                                                       16,813           18,592
                                                        ----------        ---------
                                                         2,881,755        2,959,128
Effect of foreign currency swaps                           286,366          275,127
                                                        ----------        ---------
Long term debt                                           3,168,121        3,234,255
Less portion due within one year                           (22,285)         (33,204)
                                                        ----------        ---------
Long term portion                                        3,145,836        3,201,051
                                                        ==========        =========

Except for the change noted in (1), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2004 consolidated financial statements.

(1) On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new US$761.1 million 8% senior subordinated notes. Also on November 18, 2004, 3815668 Canada Inc., a wholly-owned subsidiary of the Company and the issuer of the above-mentioned notes, amalgamated with CanWest Media Inc., which is also a wholly-owned subsidiary of the Company.

The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million, including a premium of $36 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability. There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million in the nine months ended May 31, 2005 (2004 - $28.0 million), $36.6 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

6.    INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains and losses.

                                             FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                             ---------------------------        ---------------------------
                                             MAY 31, 2005   MAY 31, 2004        MAY 31, 2005   MAY 31, 2004
Gain on sale of investments                        -               -                 2,171             -
Dilution gain - TEN Group                          -             172                   733         1,873
Other                                            285             182                (2,673)       (4,333)
                                                 ---             ---                ------        ------
                                                 285             354                   231        (2,460)
                                                 ===             ===                ======        ======

7.    DISCONTINUED OPERATIONS

      Following a period of poor financial performance and continued weakness in international demand for its films and television programs, the Company commenced a process to sell its Fireworks Entertainment Division. As a result, the results of operations of Fireworks were classified as earnings (losses) from discontinued operations in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities held for sale. Prior to the classification as a discontinued operation, these results were reported within the Canadian Entertainment segment. On April 29, 2005, a subsidiary of the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. This transaction excludes certain film and television program rights which the Company intends to dispose by sale as well as certain receivables and payables which will be settled by the Company.

         The loss from discontinued operations of Fireworks are summarized as follows:

                                                FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                                                --------------------------           -------------------------
                                                MAY 31,            MAY 31,            MAY 31,          MAY 31,
                                                 2005               2004               2005             2004
Revenue                                           8,809             28,064             46,026           93,864
                                                 ======             ======             ======         ========

Earnings (loss) from discontinued
  operations before tax expense                  (5,958)             2,174             (5,180)        (209,527)
Income tax expense                                  147                312              1,002              449
                                                 ------             ------             ------         --------
Earnings (loss) from discontinued
  operations                                     (6,105)             1,862             (6,182)        (209,976)
                                                 ======             ======             ======         ========

Earnings (loss) from discontinued operations
  per share:
Basic                                           $ (0.03)           $  0.01           $  (0.03)        $  (1.19)
Diluted                                         $ (0.03)           $  0.01           $  (0.03)        $  (1.19)

The carrying value of the net assets to be sold is as follows:

                                                 AS AT MAY 31,             AS AT AUGUST 31,
                                                     2005                       2004
Receivables                                          38,659                       85,269
Investment in film and television programs           13,521                            -
Other current assets                                    316                        3,825
                                                   --------                      -------
Total current assets                                 52,496                       89,094
                                                   --------                      -------
Investment in film and television programs            1,587                       37,971
Other assets                                              -                          405
                                                   --------                      -------
Total non current assets                              1,587                       38,376
                                                   --------                      -------
Debt                                                 (4,250)                     (23,571) (1)
Other current liabilities                           (14,712)                     (46,145)
                                                   --------                      -------
Total current liabilities                           (18,962)                     (69,716)
                                                   --------                      -------
Net assets                                           35,121                       57,754
                                                   ========                      =======

(1) This included a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. This loan was fully repaid and effective December 21, 2004, the facility has been terminated.

8.    EARNINGS PER SHARE

      The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share.

                                             FOR THE THREE MONTHS ENDED              FOR THE NINE MONTHS ENDED
                                           -----------------------------          ------------------------------
                                             MAY 31,           MAY 31,              MAY 31,            MAY 31,
                                              2005              2004                 2005               2004
Basic weighted average shares
  outstanding during the period            177,333,133       177,275,947          177,307,400        177,222,140
Dilutive effect of options                     483,673           160,171              331,925            173,411
                                           -----------       -----------          -----------       ------------
Diluted weighted average shares
  outstanding during the period            177,816,806       177,436,118          177,639,325        177,395,551
                                           ===========       ===========          ===========        ===========
Options outstanding that would
  have been anti-dilutive                      691,412         1,940,571              977,303          1,860,889
                                           ===========       ===========          ===========       ============

9.    STOCK BASED COMPENSATION

      The Company adopted the fair value method of accounting for stock based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus for the nine months ended May 31, 2005, of $2.4 million (2004 - $0.8 million). The fair value of the options granted during the nine months ended May 31, 2005, was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 - nil), an expected volatility of 42% (2004 - 52%), risk free interest rates of 4.2% (2004 - 4.5% to 4.9%) and an expected life of 7 years (2004 - 7 to 9 years).

      The total fair value of 1,177,500 stock options (2004 - 510,500) that were granted by the Company during the nine months ended May 31, 2005, was $6.4 million (2004 - $3.9 million), a weighted average fair value per option of $5.43 (2004 - $7.64). During the first nine months, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the nine months ended May 31, 2005, the Company recorded compensation expense of $0.4 million related to these shares.

      The following are proforma results reflecting the fair value based method of accounting for stock based compensation for options issued prior to September 1, 2003.

      The proforma cost of share compensation expense for the three and nine months ended May 31, 2005, would be $0.3 million and $0.9 million respectively (2004 - $0.4 million and $1.2 million). A value of $1.9 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the three months ended May 31, 2005, would be $58.5 million, $0.33 and $0.33 respectively (2004 - $52.1 million, $0.29, and $0.29), and nine months ended May 31, 2005, would be $121.6 million $0.69 and $0.68 respectively (2004 - $133.3 million, $0.75, and $0.75). The resulting proforma net earnings (loss), basic and diluted earnings per share for the three months ended May 31, 2005, would be $52.4 million, $0.30 and $0.29 respectively (2004 - $53.9 million, $0.30, and $0.30), and nine months ended May 31, 2005, would be $115.4 million, $0.65 and $0.65 respectively (2004 - ($76.6) million, ($0.43) and ($0.43)).

      The Company's proforma disclosure does not apply to awards prior to 1996.

10.   RELATED PARTY TRANSACTIONS

      Senior subordinated notes held by CanWest Communications Corporation, the Company's parent, totaled $52.6 million (US$41.9 million) at May 31, 2005 (August 31, 2004 - $55.0 million (US$41.9 million)). This debt matures on May 15, 2011 and bears interest at 10.625%. For the nine months ended May 31, 2005, interest expense related to this debt totaled $4.5 million (2004
      - $4.7 million).

      An affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. For the nine months ended May 31, 2005, rent paid to this company amounted to $0.8 million (2004 - $0.8 million).

11.   EMPLOYEE BENEFIT PLANS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the defined benefit plans is presented below:

                                                                   POST RETIREMENT                           POST RETIREMENT
                                             PENSION BENEFITS          BENEFITS       PENSION BENEFITS          BENEFITS
                                                    FOR THE THREE MONTHS ENDED                FOR THE NINE MONTHS ENDED
                                             MAY 31,   MAY 31,    MAY 31,    MAY 31,   MAY 31,    MAY 31,    MAY 31,   MAY 31,
                                              2005      2004       2005       2004      2005       2004       2005       2004
Current service cost                           4,443     4,254        333        315    13,329     12,760        998       945
Employee contributions                        (1,540)   (1,515)         -          -    (4,620)    (4,544)         -         -
Accrued interest on benefits                   6,108     5,610        587        583    18,323     16,829      1,760     1,750
Expected return on plan assets                (5,056)   (4,585)         -          -   (15,167)   (13,754)         -         -
Amortization of transitional obligation          148       147          -          -       443        442          -         -
Amortization of past service costs               301       301         34         76       904        904        102       229
Amortization of net actuarial loss (gain)        757       839        (14)        34     2,271      2,517        (41)      102
Changes in valuation allowance                   (18)      (21)         -          -       (53)       (63)         -         -
                                             -------   -------    -------    -------   -------    -------    -------   -------
Total pension and post
  retirement benefit expense                   5,143     5,030        940      1,008    15,430     15,091      2,819     3,026
                                             =======   =======    =======    =======   =======    =======    =======   =======

12.   CONTINGENCIES

      (a) On December 17, 2003, the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. The Company has also requested arbitration related to a further $83.2 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership. Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome of this arbitration is not determinable.

      (b) The Company entered into a Management Services Agreement with The Ravelston Corporation Limited ("Ravelston"). The agreement provided for annual payments of $6.0 million. Under the terms of the agreement, either party may terminate the agreement upon six months notice. In the event of termination by Ravelston, a fee in the amount of $22.5 million is payable. The agreement also provides that either party may terminate the agreement upon notice to the other party if the other party, among other things, ceases to carry on business or is insolvent. No payment is required by CanWest where the agreement is terminated by CanWest pursuant to the provisions related to insolvency.

            In May 2005 Ravelston provided notice to terminate in six months, immediately prior to filing under the Canada Creditors' Arrangement Act ("CCAA"). The Company, prior to Ravelston's CCAA filing, provided notice of immediate termination of the agreement on the basis of Ravelston's insolvency. However, the court has imposed a stay of proceedings such that the termination of the agreement by CanWest has been stayed by the CCAA Order.

            The outcome of the issues raised by the termination of the agreement by CanWest and the delivery of the notice of termination by Ravelston cannot be determined at this time. Should the Company not be successful in its termination of the agreement, the Company would be required to make an additional payment of $25.5 million to Ravelston.

      (c) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (d) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

13.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. The 2004 results have been restated to reflect the consolidation of TEN Group in accordance with AcG-15 (see note 1). Segmented information in Canadian dollars is as follows:

                                                            SEGMENT OPERATING                                  SEGMENT OPERATING
                                             REVENUE              PROFIT                 REVENUE (1)                PROFIT
                                       ------------------   ------------------    -----------------------      -----------------
                                             FOR THE THREE MONTHS ENDED                      FOR THE NINE MONTHS ENDED
                                       ---------------------------------------    ----------------------------------------------
                                       MAY 31,    MAY 31,   MAY 31,    MAY 31,     MAY 31,       MAY 31,       MAY 31,   MAY 31,
                                        2005       2004      2005       2004        2005          2004          2005      2004
                                                  Revised              Revised                   Revised                 Revised
                                                  (note 1)             (note 1)                  (note 1)                (note 1)
Publishing and Online-Canada           323,383    311,419    74,956     74,269      938,609       912,822      215,256   213,995
                                       -------    -------   -------    -------    ---------     ---------      -------   -------
Television
Canada                                 200,696    207,483    56,849     61,322      564,695       559,712      138,012   147,450
Australia-Network TEN                  194,452    188,766    52,929     55,491      595,876       545,832      231,894   197,628
New Zealand                             30,948     26,610     6,023      4,748       89,803        78,554       22,819    17,661
Ireland                                 10,386      9,423     4,288      2,993       30,168        27,042       11,542     8,879
                                       -------    -------   -------    -------    ---------     ---------      -------   -------
Total television                       436,482    432,282   120,089    124,554    1,280,542     1,211,140      404,267   371,618
Radio - New Zealand                     23,054     20,833     5,120      5,927       71,229        65,299       21,115    20,944
Outdoor - Australia                     26,803     19,407     5,327      3,737       80,625        57,149       18,024    10,361
Corporate and other                          -          -    (7,878)    (6,120)           -             -      (22,747)  (20,657)
                                       -------    -------   -------    -------    ---------     ---------      -------   -------
Total operating segments               809,722    783,941   197,614    202,367    2,371,005     2,246,410      635,915   596,261
                                       =======    =======   =======    =======    =========     =========      =======   =======

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues in the nine months ended May 31, 2005: Canadian Television - $0.7 million (2004 - $0.7 million), Publishing and Online - Canada
- $0.6 million (2004 - nil).

The following table reconciles segment operating profit to net earnings (loss):

                                                          FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                          --------------------------    -------------------------
                                                            MAY 31,          MAY 31,     MAY 31,          MAY 31,
                                                             2005             2004        2005             2004
                                                                             Revised                      Revised
                                                                            (note 1)                      (note 1)
Segment operating profit                                    197,614          202,367      635,915         596,261
Amortization of intangibles                                   4,988            4,552       14,885          13,640
Amortization of property, plant and equipment                23,623           24,088       68,628          69,786
Other amortization                                            1,291            1,281        3,788           3,670
                                                          ---------         --------    ---------         -------
Operating income                                            167,712          172,446      548,614         509,165
Interest expense                                            (59,003)         (85,341)    (193,337)       (258,843)
Interest income                                                 725              291        2,210           6,242
Amortization of deferred financing costs                     (3,093)          (2,043)      (8,414)         (6,060)
Interest rate and foreign currency swap gains (losses)      (12,584)           7,004      (79,790)         (9,099)
Foreign exchange gains (losses)                               4,263           (1,360)      28,706           3,766
Investment gains, losses and write-downs                        285              354          231          (2,460)
Loss on debt extinguishment                                       -                -      (43,992)              -
Dividend income                                                   -            2,323            -           3,738
                                                          ---------         --------    ---------         -------
                                                             98,305           93,674      254,228         246,449
Provision for income taxes                                   18,127           19,290       54,186          47,186
                                                          ---------         --------    ---------         -------
Earnings before the following                                80,178           74,384      200,042         199,263
Minority interests                                          (22,251)         (16,691)     (78,626)        (62,290)
Interest in earnings (loss) of equity accounted
 affiliates                                                     504             (207)       1,551            (556)
Realized currency translation adjustments                       392           (5,011)        (456)         (1,885)
                                                          ---------         --------    ---------         -------
Net earnings from continuing operations                      58,823           52,475      122,511         134,532
Earnings (loss) from discontinued operations                 (6,105)           1,862       (6,182)       (209,976)
                                                          ---------         --------    ---------         -------
Net earnings (loss) for the period                           52,718           54,337      116,329         (75,444)
                                                          =========         ========    =========         =======